<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

<u>Silver Wheaton Corp.</u>
(Translation of registrant's name into English)

<u>Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1.News Release dated February15, 2007 – SILVER WHEATON RESTATES US GAAP NOTE DISCLOSURE FOR NON-CASH CHARGES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Silver Wheaton Corp.</u>
(Registrant)

Date: <u>February 15, 2007</u>   By: <u>/s/ Peter Barnes</u>
                                                           Name

                                               Its: <u>President and Chief Executive Officer</u>
                                                          (Title)

FOR IMMEDIATE RELEASE TSX: SLW
February 15, 2007 NYSE: SLW

SILVER WHEATON RESTATES US GAAP NOTE DISCLOSURE FOR NON-CASH CHARGES

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is restating its United States Generally Accepted Accounting Principles ("US GAAP") reconciliation note in past financial statements due to a recent interpretation by the United States regulatory authorities of the US accounting rules contained in the Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments and Hedging Activities* which determines the current US accounting treatment of the Company's share purchase warrants.

The Company reports in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and provides note disclosure in its financial statements with respect to a reconciliation of Canadian GAAP to US GAAP. Under Canadian GAAP, share purchase warrants are accounted for as equity and recorded at their historical cost. The interpretation under US GAAP requires that when a Company's share purchase warrants have an exercise price denominated in a currency other than a company's functional currency, those share purchase warrants must be classified as liabilities at their fair value with any resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances, a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases).

As a result of this interpretation, Silver Wheaton will restate the US GAAP note included in its financial statements for the four months ended December 31, 2004, the year ended December 31, 2005 and for the second quarter of 2006.

This restatement only pertains to the Company's US GAAP reconciliation note disclosure, due to mark-to-market losses/gains arising from the fair valuation of these share purchase warrants as follows: an earnings decrease of $8 million for the four months ended December 31, 2004, a decrease of $50 million for the year ended 2005 and an increase of $41 million in the second quarter of 2006. At the time that the Company's share purchase warrants are exercised, the value of the warrants will be reclassified to shareholders' equity within the Company's US GAAP note.

The Financial Accounting Standards Board ("FASB") has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

"Silver Wheaton's previously reported financial results under Canadian GAAP remain unchanged. These are non-cash charges for US GAAP purposes only that do not impact on the Company's operations or cash flows," stated Peter Barnes, Silver Wheaton's Chief Executive Officer. "The US regulatory authorities have recently provided their interpretation of some very complex US accounting rules affecting the US GAAP note disclosure in our previously reported financial statements. In effort of responsible financial reporting, we are providing that restatement of information to the market. We

believe that many other Canadian companies are affected by this same issue and we plan to work with them and FASB to resolve this interpretation of US GAAP pertaining to our share purchase warrants."

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com